

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 27, 2006

Nancy M. Snyder, Chairman, Vice President
and General Counsel
Penn Virginia Resource GP, Corp.
Three Radnor Corporate Center, Suite 300
100 Matsonford Road
Radnor, PA 19087

> **Re: Penn Virginia GP Holdings, L.P.**
> **Registration Statement on Form S-1, Amendment 1**
> **Filed September 7, 2006**
> **File No. 333-135686**

Dear Ms. Snyder:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   We remind you of prior comments 1, 8 and 24.

2.   Revise the risks you identify on the cover page and in the captions for individual
         risks in the Risk Factors section to focus on the risk rather than merely reciting
         the particular circumstances. In each case, identify the risk plainly and directly.

Risk Factors, page 19

3.   It is unclear why you deleted the risk factor that was the subject of prior comment
         16. If the loss of Mr. Dearlove and other key personnel remains a material risk,
         especially in the absence of employment agreements and key person insurance,
         explain why you no longer identify the risk in this section. If you decide to
         include the risk factor, please revise it to comply with the original comment.

Use of Proceeds, page 43

4.   We note your response to prior comment 17. Because the staff uses the courtesy
         copies you provide to facilitate our review, it is important that the copies reflect
         precisely the same text that appears in the version filed via EDGAR. The text that
         follows "The borrowings were incurred to finance PVR's acquisitions. See" in
         the EDGAR version does not appear in the paper courtesy copy of the initial
         filing.

5.   The reference in the last sentence to the "as adjusted information" being
         "illustrative only" is unclear. Please revise to clarify. See also Instruction 7 to
         Item 504 of Regulation S-K.

Our Cash Distribution Policy and Restrictions on Distributions, page 46

6.   You indicate in this section that there are limitations to distribution of cash and
         that there are reserve requirements. Please provide further information about the
         material limitations on payment of distributions and the amount of discretion
         applicable to the reserves. Refer to prior comment 19.

Selected Historical and Pro Forma Financial Data, page 63

7.   We note you have added footnote (a) on pages 17 and 65 in response to prior
         comment 36, describing your computation of the measures of "maintenance
         capital expenditures." As previously requested, it will be necessary to disclose

the relevance of this information to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K. In addition, please clarify what you mean when you refer to capital expenditures that are "defined by GAAP." Since you appear to be further adjusting the GAAP measure, provide the other disclosures required under Item 10(e). In reconciling your measure to the most comparable GAAP-based measure, the extent to which your composite metric reflects expenditures that were either expensed or capitalized under GAAP should be clear.

Management, page 116

8.   We remind you of prior comment 25. Please revise the sketches as necessary to eliminate ambiguities with regard to time, stating the month and year as appropriate. For example, based on the current disclosure, it is unclear whether Mr. Gardner has described his experience for the entire period from February 2004 through November 2005.

9.   Please provide the tabular information omitted from pages 127 and 128.

CLOSING COMMENTS

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Allan D. Reiss, Esq. (via fax)
        Catherine S. Gallagher, Esq. (via fax)

        T. Levenberg
        L. Lentini
        J. Gallagher
        K. Hiller
        K. Schuler